SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 31)

AIXTRON SE

(Name of Subject Company (Issuer))

Grand Chip Investment GmbH

Grand Chip Investment S.à r.l.

Fujian Grand Chip Investment Fund LP

Zhendong Liu

(Name of Filing Persons (Offerors))

All No-Par Value Registered Shares,

Including Those Represented by

American Depositary Shares

(Title of Class of Securities)

D0257Y135 (Shares)

009606104 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Mr. Zhendong Liu

Fujian Grand Chip Investment Fund LP

Room 1201, 12/F, IFC Building

82# Zhanhong Road, Xiamen, China

Telephone: +86 592 5204789

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Scott R. Saks

Paul Hastings LLP

200 Park Avenue

New York, NY 10166

(212) 318-6000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$743,018,846.26	$74,822.00

(1)                                  Estimated for purposes of calculating the amount of the filing fee only. The calculation of the transaction valuation assumes the purchase of 112,907,070 no-par value registered shares (each, an “AIXTRON Share”), of AIXTRON SE (“AIXTRON”) (including those AIXTRON Shares represented by American Depositary Shares (“AIXTRON ADSs”), at a purchase price of EUR 6.00 per AIXTRON Share in cash, converted into U.S. dollars at the noon buying rate as of July 22, 2016 published by the Federal Reserve Bank of New York on July 25, 2016 of 1.0968 U.S. dollars per 1.00 Euro. Such number of AIXTRON Shares represents the sum of (a) 112,737,030 AIXTRON Shares issued as of July 28, 2016, and (b) 170,040 AIXTRON Shares, which represents the number of AIXTRON Shares issuable pursuant to the exercise of 170,040 stock options that were issued and outstanding as of June 30, 2016 that had an exercise price of not above the per share offer consideration.

(2)                                  The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction valuation by 0.0001007.

☒                                   Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $74,822.00

Form or Registration No.: Schedule TO

Filing Party: Grand Chip Investment GmbH; Grand Chip Investment S.à r.l.; Fujian Grand Chip Investment Fund LP; and Zhendong Liu

Date Filed: July 29, 2016

☐                                     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒                                   third-party tender offer subject to Rule 14d-1.

☐                                     issuer tender offer subject to Rule 13e-4.

☐                                     going-private transaction subject to Rule 13e-3.

☐                                     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                     Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒                                   Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 31 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by Grand Chip Investment GmbH, a limited liability company organized under the laws of Germany and registered with the commercial register of the local court of Frankfurt am Main under HRB 104996 (the “Bidder”), Grand Chip Investment S.à r.l., Fujian Grand Chip Investment Fund LP, the Bidder’s indirect parent company (“FGC”), and Mr. Zhendong Liu, FGC’s Managing Partner (“Mr. Liu”; and together with the Bidder, Grand Chip Investment S.à r.l., and FGC, the “Filing Persons”), and amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 29, 2016 (together with any amendments and supplements thereto, the “Schedule TO”) by the Filing Persons. The Schedule TO relates to the voluntary takeover offer (the “Takeover Offer”) by the Bidder to purchase all no-par value registered shares (the “AIXTRON Shares”) in AIXTRON SE (“AIXTRON”), including the AIXTRON Shares represented by American Depositary Shares (“AIXTRON ADSs”), pursuant to a Business Combination Agreement, dated as of May 23, 2016, among AIXTRON, AIXTRON China Ltd., the Bidder, FGC, and Mr. Liu. The terms and conditions of the Takeover Offer are described in the Offer Document, dated as of July 29, 2016, as amended by the Amendment of the Takeover Offer, dated October 6, 2016, copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(J), respectively, to the Schedule TO (collectively, the “Offer Document”), and, where applicable, the related Declaration of Acceptance or ADS Letter of Transmittal and the instructions thereto, copies of which were filed as Exhibits (a)(1)(B) and (a)(1)(E), respectively, to the Schedule TO.

As previously disclosed, the Takeover Offer has lapsed due to non-fulfillment of an offer condition.  This Amendment is being filed solely to file the Notice of Termination of the Business Combination Agreement, dated December 22, 2016, by the Bidder, FGC and Mr. Liu.  Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO, including all exhibits thereto, remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

ITEM 12.  EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

Exhibit	Description
(d)(2)	Notice of Termination of the Business Combination Agreement, dated December 22, 2016, by Grand Chip Investment GmbH, Fujian Grand Chip Investment Fund LP and Mr. Zhendong Liu.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2016

GRAND CHIP INVESTMENT GMBH

By:	/s/ Zhendong Liu
	Name:	Zhendong Liu
	Title:	Managing Director

GRAND CHIP INVESTMENT S.À R.L.

By:	/s/ Zhendong Liu
	Name:	Zhendong Liu
	Title:	Class A Manager

By:	/s/ Qian Zhao
	Name:	Qian Zhao
	Title:	Class B Manager

FUJIAN GRAND CHIP INVESTMENT FUND LP

By:	/s/ Zhendong Liu
	Name:	Zhendong Liu
	Title:	General Partner

ZHENDONG LIU

/s/ Zhendong Liu

EXHIBIT INDEX

Exhibit		Description
(a)(1)(A)	*	Offer Document, published July 29, 2016.
(a)(1)(B)	*

Suggested Letter to Clients for use by custodian banks for shares held through the Clearstream Banking AG booking system, including the Declaration of Acceptance (English version of document prepared in English and German).

(a)(1)(C)	*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADS Letter).
(a)(1)(D)	*	Suggested Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADS Letter).
(a)(1)(E)	*	ADS Letter of Transmittal.
(a)(1)(F)	*	Notice of Guaranteed Delivery.
(a)(1)(G)	*	Summary Publication, as published in the New York Times on July 29, 2016.
(a)(1)(H)	*	Form W-9 and Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
(a)(1)(I)	*

Technical Guidelines for the Settlement (English translation (except for German version of Suggested Letter to Clients and Declaration of Acceptance) of document prepared in German only (except for English version of Suggested Letter to Clients and Declaration of Acceptance)).

(a)(1)(J)	*	Amendment of the Takeover Offer, published October 6, 2016.
(a)(2)		Not applicable.
(a)(3)		Not applicable.
(a)(4)		Not applicable.
(a)(5)(A)	*	Press Release of the Bidder, dated July 29, 2016 (English version of document prepared in English and German).
(a)(5)(B)	*	Notice of Availability of the Offer Document, dated July 29, 2016 (English translation of document prepared in German only).
(a)(5)(C)		Joint Press Release of AIXTRON and the Bidder, dated May 23, 2016, incorporated herein by reference to the pre-commencement Schedule TO filed by the Bidder on May 23, 2016.
(a)(5)(D)		Investor Presentation, dated May 23, 2016, incorporated herein by reference to the pre-commencement Schedule TO filed by the Bidder on May 23, 2016.
(a)(5)(E)		Transaction Fact Sheet, incorporated herein by reference to the pre-commencement Schedule TO filed by the Bidder on May 23, 2016.
(a)(5)(F)		Transaction Website, incorporated herein by reference to the pre-commencement Schedule TO filed by the Bidder on May 23, 2016.
(a)(5)(G)		Questions and Answers about the Transaction, incorporated herein by reference to the pre-commencement Schedule TO filed by the Bidder on May 23, 2016.
(a)(5)(H)		Announcement Required under German Law, incorporated herein by reference to the pre-commencement Schedule TO filed by the Bidder on May 23, 2016.
(a)(5)(I)	*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated August 5, 2016.
(a)(5)(J)	*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette on August 5, 2016 (English translation of document prepared in German only).
(a)(5)(K)	*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated August 12, 2016.
(a)(5)(L)	*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette on August 12, 2016 (English translation of document prepared in German only).
(a)(5)(M)	*	Transaction Website, as of August 12, 2016.
(a)(5)(N)	*	Questionnaire for online participation only (English version of document prepared in English and German).
(a)(5)(O)	*	Letter to Shareholders for online, mobile, letter or fax participation (English translation of document prepared in German only).
(a)(5)(P)	*	Letter to Shareholders for online participation only.
(a)(5)(Q)	*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated August 19, 2016.
(a)(5)(R)	*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette on August 19, 2016 (English translation of document prepared in German only).
(a)(5)(S)	*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated August 26, 2016.
(a)(5)(T)	*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette on August 26, 2016 (English translation of document prepared in German only).
(a)(5)(U)	*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated September 2, 2016.
(a)(5)(V)	*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette on September 2, 2016 (English translation of document prepared in German only).
(a)(5)(W)	*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated September 9, 2016.
(a)(5)(X)	*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette on September 9, 2016 (English translation of document prepared in German only).
(a)(5)(Y)	*	Press Release of the Bidder Regarding Fulfillment of an Offer Condition, dated September 13, 2016.
(a)(5)(Z)	*	Notice of the Bidder Regarding Fulfillment of an Offer Condition, as published in the German Federal Gazette on September 13, 2016 (English translation of document prepared in German only).
(a)(5)(AA)	*	Press Release of the Bidder Providing Supplemental Information Regarding its Voluntary Public Takeover Offer, dated September 13, 2016 (English version of document prepared in English and German).
(a)(5)(BB)	*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated September 16, 2016.

(a)(5)(CC)	*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette on September 16, 2016 (English translation of document prepared in German only).
(a)(5)(DD)	*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated September 23, 2016.
(a)(5)(EE)	*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette on September 23, 2016 (English translation of document prepared in German only).
(a)(5)(FF)	*	Print Advertisement of the Bidder Regarding the End of the Acceptance Period of the Takeover Offer (English translation of document prepared in German only).
(a)(5)(GG)	*	Digital Advertisement of the Bidder Regarding the End of the Acceptance Period of the Takeover Offer (English translation of document prepared in German only).
(a)(5)(HH)	*	Press Release of the Bidder Regarding the End of the Acceptance Period, dated September 27, 2016.
(a)(5)(II)	*	Press Release of the Bidder Regarding the End of the Acceptance Period, dated September 27, 2016 (English translation of document prepared in German only).
(a)(5)(JJ)	*	Press Release of the Bidder Regarding Interim Takeover Results, dated September 30, 2016.
(a)(5)(KK)	*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette on September 30, 2016 (English translation of document prepared in German only).
(a)(5)(LL)	*	Interview of Mr. Zhendong Liu with Spiegel Online, as published by Spiegel Online on October 4, 2016 (English translation of interview published in German only).
(a)(5)(MM)	*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated October 4, 2016.
(a)(5)(NN)	*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette, dated October 4, 2016 (English translation of document prepared in German only).
(a)(5)(OO)	*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated October 5, 2016.
(a)(5)(PP)	*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette, dated October 5, 2016 (English translation of document prepared in German only).
(a)(5)(QQ)	*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated October 6, 2016.
(a)(5)(RR)	*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette, dated October 6, 2016 (English translation of document prepared in German only).
(a)(5)(SS)	*	Press Release of the Bidder Regarding the Amendment of the Takeover Offer, dated October 6, 2016 (English version of document prepared in English and German).
(a)(5)(TT)	*	Notice of Availability of the Amendment of the Takeover Offer, dated October 6, 2016 (English translation of document prepared in German only).
(a)(5)(UU)	*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated October 7, 2016.
(a)(5)(VV)	*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette, dated October 7, 2016 (English translation of document prepared in German only).
(a)(5)(WW)	*	Transaction Website, as of October 7, 2016.
(a)(5)(XX)	*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated October 14, 2016.
(a)(5)(YY)	*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette, dated October 14, 2016 (English translation of document prepared in German only).
(a)(5)(ZZ)	*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated October 17, 2016.
(a)(5)(AAA)	*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette, dated October 17, 2016 (English translation of document prepared in German only).
(a)(5)(BBB)	*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated October 18, 2016.
(a)(5)(CCC)	*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette, dated October 18, 2016 (English translation of document prepared in German only).
(a)(5)(DDD)	*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated October 19, 2016.
(a)(5)(EEE)	*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette, dated October 19, 2016 (English translation of document prepared in German only).
(a)(5)(FFF)	*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated October 20, 2016.
(a)(5)(GGG)	*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette, dated October 20, 2016 (English translation of document prepared in German only).
(a)(5)(HHH)	*	Press Release of the Bidder Regarding Interim Takeover Offer Results, dated October 21, 2016.
(a)(5)(III)	*	Notice of the Bidder Regarding Interim Takeover Offer Results, as published in the German Federal Gazette, dated October 21, 2016 (English translation of document prepared in German only).
(a)(5)(JJJ)	*	Press Release of the Bidder Regarding Withdrawal of Clearance Certificate by BMWi, dated October 25, 2016 (English version of document prepared in English and German).
(a)(5)(KKK)	*	Press Release of the Bidder Regarding the Results of the Acceptance Period and the Fulfilment of Certain Offer Conditions, dated October 27, 2016.
(a)(5)(LLL)	*

Notice of the Bidder Regarding the Results of the Acceptance Period and the Fulfilment of Certain Offer Conditions, as published in the German Federal Gazette, dated October 27, 2016 (English translation of document prepared in German only).

(a)(5)(MMM)	*	Press Release of the Bidder Regarding the Results of the Additional Acceptance Period, dated November 17, 2016.
(a)(5)(NNN)	*

Notice of the Bidder Regarding the Results of the Additional Acceptance Period, as published in the German Federal Gazette, dated November 17, 2016 (English translation of document prepared in German only).

(a)(5)(OOO)	*	Press Release of the Bidder Regarding Referral of CFIUS Decision to the President of the United States, dated November 21, 2016 (English version of document prepared in English and German).
(a)(5)(PPP)	*	Press Release of the Bidder Regarding Lapse of Takeover Offer Due to Non-Fulfillment of Offer Condition, dated

December 8, 2016.
(a)(5)(QQQ)	*

Announcement Regarding the Non-Fulfillment of an Offer Condition and Lapse of the Takeover Offer, as published in the German Federal Gazette, dated December 8, 2016 (English translation of document prepared in German only).

(b)(1)	*	Commitment Letter, dated May 19, 2016, by Sino IC Leasing Co., Ltd.
(b)(2)	*	Irrevocable Payment Guarantee, dated as of June 6, 2016, by Agricultural Bank of China Limited, Shanghai Branch, in favor of the Bidder.
(b)(3)	*	Irrevocable Payment Guarantee, dated as of June 6, 2016, by Agricultural Bank of China Limited, Shanghai Branch, in favor of the Bidder.
(b)(4)	*	Irrevocable Payment Guarantee, dated as of May 27, 2016, by China CITIC Bank, Shanghai Branch, in favor of the Bidder.
(b)(5)	*	Irrevocable Payment Guarantee, dated as of May 27, 2016, by China Development Bank Corporation Xiamen Branch, in favor of the Bidder.
(b)(6)	*	Amendment to Commitment Letter, dated October 25, 2016, by and between Sino IC Leasing Co., Ltd. and Grand Chip Investment GmbH.
(b)(7)	*

Facility Agreement relating to a EUR 500,000,000 Term Loan Facility, dated October 25, 2016, by and among Grand Chip Investment GmbH, as Borrower, and Xin Rong Leasing Limited, as the Original Lender, Facility Agent and Security Agent.

(b)(8)	*	Guarantee relating to a EUR 500,000,000 Term Loan Facility, dated October 25, 2016 by and between Grand Chip Investment S.à r.l., as Guarantor, and Xin Rong Leasing Limited, as Security Agent.
(b)(9)	*	Share Pledge Agreement, dated October 25, 2016, between Fujian Grand Chip Investment Fund LP, as Pledgor, Xin Rong Leasing Limited, as Security Agent, and Grand Chip Investment S.à r.l., as Company.
(b)(10)	*	Stock Pledge Agreement, dated October 25, 2016, between Grand Chip Investment GmbH, as Pledgor, and Xin Rong Leasing Limited, as Original Pledgee, Original Lender, Facility Agent and Security Agent.
(b)(11)	*	Account Pledge Agreement, dated October 25, 2016, between Grand Chip Investment GmbH, as Pledgor, and Xin Rong Leasing Limited, as Original Pledgee, Original Lender, Facility Agent and Security Agent.
(b)(12)	*	Account Pledge Agreement, dated October 25, 2016, between Grand Chip Investment S.à r.l., as Pledgor, and Xin Rong Leasing Limited, as Security Agent.
(b)(13)	*	Abstract Acknowledgement of Debt (Parallel Debt), dated October 25, 2016, between Grand Chip Investment GmbH, as Debtor, and Xin Rong Leasing Limited, as Security Agent.
(b)(14)	*

Subordination Deed, dated October 25, 2016, between Grand Chip Investment S.à r.l., Fujian Grand Chip Investment Fund LP and Mr. Zhendong Liu, each as Subordinated Lenders, and Grand Chip Investment GmbH, as Borrower, in favor of Xin Rong Leasing Limited, as Security Agent.

(b)(15)	*

Guarantee Contract, dated October 25, 2016, between Xin Rong Leasing Limited, as Creditor, and Fujian Grand Chip Investment Fund LP, as Guarantor (English translation of document prepared in Mandarin only).

(b)(16)	*

Guarantee Letter, dated October 25, 2016, from Mr. Zhendong Liu, as Guarantor, to Xin Rong Leasing Limited, as Creditor, and Grand Chip Investment GmbH, as Lender (English translation of document prepared in Mandarin only).

(d)(1)	*	Business Combination Agreement, dated as of May 23, 2016, by and among AIXTRON SE, AIXTRON China Ltd., Grand Chip Investment GmbH, Fujian Grand Chip Investment Fund LP and Mr. Zhendong Liu.
(d)(2)		Notice of Termination of the Business Combination Agreement, dated December 22, 2016, by Grand Chip Investment GmbH, Fujian Grand Chip Investment Fund LP and Mr. Zhendong Liu.
(g)		Not applicable.
(h)		Not applicable.

*                                         Previously filed.